# Dealerweb Inc.

(SEC I.D. No. 8-38103)

**STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

# Dealerweb Inc.
# Index
# December 31, 2019



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Managers and Stockholder of Dealerweb Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Dealerweb Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 17, 2020

We have served as the Company's auditor since 2019.

# Dealerweb Inc.
# Statement of Financial Condition
# December 31, 2019

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 75,791,982 |
| Cash segregated under federal regulations | 1,000,000 |
| Receivables from brokers and dealers and clearing organizations | 41,163,648 |
| Deposits with clearing organizations | 7,448,456 |
| Right-of-use assets | 968,091 |
| Memberships in clearing organizations | 1,575,025 |
| Receivables from parent and affiliates | 1,199,880 |
| Deferred tax asset | 10,893,704 |
| Accrued income | 455,258 |
| Other assets | 5,929,160 |
| Total assets | $ 146,425,204 |

**Liabilities and Stockholder's Equity**

Liabilities

| | |
|---|---:|
| Payable to brokers and dealers and clearing organizations | $ 31,754,958 |
| Accrued compensation | 23,384,201 |
| Accounts payable, accrued expenses and other liabilities | 1,273,250 |
| Lease liability | 1,004,676 |
| Payable to parent and affiliates | 3,303,760 |
| Total liabilities | 60,720,845 |

Stockholder's Equity

| | |
|---|---:|
| Class A common stock | 1,059 |
| Class B common stock | 76 |
| Additional paid-in capital | 54,821,033 |
| Retained earnings | 55,509,041 |
| | 110,331,209 |
| | |
| Common stock in treasury, at cost (36,022 shares) | (24,626,850) |
| Total equity | 85,704,359 |
| Total liabilities and stockholder's equity | $ 146,425,204 |

The accompanying notes are an integral part of this financial statement.

1.  **Nature of Operations**

    Dealerweb Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a registered independent introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company operates as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations and municipal securities. The Company operates an electronic trading system primarily for U.S. Treasury and Agency mortgage-backed securities.

    Dealerweb Inc. is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019.

2.  **Significant Accounting Policies**

    **Basis of Accounting**
    The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

    **Use of Estimates**
    The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

    **Revenue Recognition**
    The Company earns commission revenue from its electronic and voice brokerage services on a riskless principal basis. Securities transactions and related commission revenue for brokerage transactions are recognized and recorded on a trade-date basis.

    **Correction of an Error**
    During the period from October 1, 2018 to December 31, 2019, the Company identified and corrected errors in the calculation of the deferred tax asset that increased additional paid-in capital by $30.6 million, decreased retained earnings by $13.7 million, increased the deferred tax asset by $14.1 million and reduced accounts payable, accrued expenses and other liabilities by $2.8 million. This correction relates to errors in accounting in previous years for deferred tax balances related to a prior year asset acquisition and current taxes payable. This correction has no material impact on the calculation of net capital in the current or prior periods.

    **Cash and Cash Equivalents**
    Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months.

**Fair Value Measurement**
Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to the short-term nature of the financial instruments. These instruments include cash, accounts receivable, deposits with clearing organizations and memberships in clearing organizations.

The fair value hierarchy under Accounting Standards Codification ("ASC") 820, Fair Value Measurement, prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

**Basis of Fair Value Measurement**
Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within level 1 of the fair value hierarchy. The Company's accounts receivable, deposits with clearing organizations and memberships in clearing organizations are classified within level 2 of the fair value hierarchy because all significant inputs are observable, either directly or indirectly. The Company has no instruments that are classified within level 3 of the fair value hierarchy.

**Recent Accounting Pronouncements – Adopted**
In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016 13, Financial Instruments – Credit Losses. The ASU provides new guidance for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. This requires a modified retrospective method of adoption. ASU 2016 13 was adopted on January 1, 2020. The adoption of this ASU did not have a material impact on the Company's financial statement.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The asset reflects the present value of unpaid lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of future minimum lease payments. ASU 2016-02 was adopted on January 1, 2019 using the modified retrospective method of adoption. Upon adoption, the Company:

• Recorded right-of-use assets of $1.6 million,

- Recorded a lease liability of $1.6 million,

- Elected to take the optional package of practical expedients, which allows for no reassessment of

i.      whether any expired or existing contracts are or contain leases,

ii.     the lease classification for any expired or existing leases, and

iii.    initial direct costs for any existing leases.

### Translation of Foreign Currency
Revenues and expenses denominated in currencies other than U.S. dollars are translated at the rate of exchange prevailing at the transaction date.

### Income Taxes
The Company is subject to U.S. federal, state and local income taxes with respect to its taxable income. The Company is included in the consolidated federal income tax return and combined state income tax returns with its Parent. The Parent makes income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company currently records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measures the deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. The Company believes that it is more likely than not that it will be able to realize its deferred tax assets in the future; therefore, no valuation allowance is necessary.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the statement of financial condition.

### Stock Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for either as equity awards or as liability awards.

As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to retained earnings.

As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through the settlement in accordance with ASC 505, Equity. Changes in the equity instrument's fair value during the requisite service period are recognized as compensation cost over that period with an offsetting increase to retained earnings. For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of TWMI's Class A common stock on the grant date.

Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of performance-based conditions for TWMI, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.

Prior to the IPO, the TWMI awarded options to management and other employees, including employees of the Company (collectively, the "Special Option Award") under the Amended and Restated Tradeweb Markets Inc. Option Plan (the "Option Plan"). In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options are recognized as an expense in the statement of income over the requisite service period, with an offsetting increase to retained earnings.

Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.

**Business Segments**
The Company's operations constitute a single business segment derived substantially in the United States of America.

3. **Cash and Cash Equivalents**

At December 31, 2019, cash and cash equivalents include an investment in money market funds of $48,500,000 with a major financial institution. Due to the short-term liquid nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within level 1 of the fair value hierarchy.

4. **Deposits With Clearing Organizations**

Deposits with clearing organizations consists of cash of $7,448,456.

5. **Cash Segregated Under Federal Regulations**

Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of other broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2019 cash in the amount of $1,000,000 has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.

6. **Receivable from and Payable to Brokers and Dealers and Clearing Organizations**

Receivable from and payable to brokers and dealers and clearing organizations consists of proceeds from transactions which failed to settle due to the inability of a transaction party to deliver or receive the transacted security. These securities transactions are generally collateralized by those securities. At times, transactions executed on the Company's platforms fail to settle due to the inability of a transaction party to deliver or receive the transacted security. Until the failed transaction settles, a receivable from (and a matching payable to) brokers and dealers and clearing organizations is recognized for the proceeds from the unsettled transaction. In addition to fails, receivables from and payable to brokers and dealers and clearing organizations includes commissions receivable and other receivables and payables. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers. At December 31, 2019, the Company has no allowance for doubtful accounts with regard to these receivables.

7. **Leases**

Effective January 1, 2019, the Company adopted ASC 842, Leases. This standard requires the Company to recognize a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The Company accounts for an option to extend a lease when the option is reasonably certain to be exercised. The asset reflects the present value of future minimum lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of future minimum lease payments. The Company adopted ASC 842 using a modified retrospective approach and did not restate comparative periods. The Company elected to take the package of practical expedients allowing the Company to not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases. The Company has elected to account for non-lease components in a contract as part of the single lease component to which they are related.

Significant assumptions and judgements in calculating the right-of-use assets and lease liability include the determination of the applicable borrowing rate for each lease.

On January 1, 2019, upon the adoption of ASC 842, the Company recorded, for office space, right-of-use assets of $1.6 million and lease liabilities of $1.6 million. The leases have initial lease terms of 10 years. Activity related to the Company's leases for the year ended December 31, 2019 is as follows:

**Dealerweb Inc.**
**Notes to Statement of Financial Condition**
**December 31, 2019**

| | | Amount |
|---|---|---|
| Cash for amounts included in the measurement of operating liability | $ | 643,761 |
| Right-of-use assets obtained in exchange for operating liabilities | $ | - |

At December 31, 2019 the weighted average borrowing rate and weighted average lease terms are as follows:

| | Amount |
|---|---|
| Weighted average borrowing rate | 3.3% |
| Weighted average remaining lease term (years) | 2.9 |

The following table presents the maturity of lease liabilities as of December 31, 2019:

| | | Amount |
|---|---|---|
| 2020 | $ | 370,104 |
| 2021 | | 322,789 |
| 2022 | | 332,268 |
| 2023 | | 27,755 |
| Total future minimum lease payments | | 1,052,915 |
| Less imputed interest | | (48,240) |
| Lease liability | $ | 1,004,676 |

## 8. Commitments and Contingencies

The Company has been named as a defendant, along with other financial institutions, in antitrust actions (consolidated into two actions) relating to trading practices in United States Treasury securities auctions. The Company has filed a motion to dismiss the actions, believes it has substantial defenses to other plaintiffs' claims and intends to defend itself vigorously. At this time, the Company cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to its pending legal proceedings, including the matters described above, and therefore does not have any contingency reserves established for any of these matters.

## 9. Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

The components of the Company's deferred tax assets of $11.3 million is composed primarily of future tax benefits of $9.5 million related to goodwill and intangibles and $1.7 million related to employee compensation. The Company's deferred tax liabilities of ($0.4) million related to tax credits available for sale.

At December 2019, the total amount of unrecognized tax benefits, including interest and penalties was $101,710. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months.

8

10. **Employees Savings Plan**

The Company participates in a 401(k) savings plan for its employees, maintained by Tradeweb Markets LLC, whereby employees may voluntarily contribute up to 75% of their annual compensation, subject to certain limits. The Parent matches 100% of the employee's contribution, up to 4% of their eligible annual compensation, which vests immediately.

11. **Stock Based Compensation Plans**

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units ("PRSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

Prior to December 31, 2018, all PRSUs granted to employees of Markets and its subsidiaries and affiliates were cash-settled. On December 31, 2018, certain PRSUs which were previously cash-settled were converted to equity settled PRSUs at fair value. Additional equity-settled PRSUs were granted to employees of Markets and its subsidiaries and affiliates in 2019.

Equity-settled PRSUs are promises to issue actual shares of common stock at the end of a three-year cliff vesting period. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the TWMI in the grant year. The performance modifier can vary between 0% (minimum) and 200% (maximum) of the target (100%) award amount.

For cash-settled PRSUs, the cost of employee services received in exchange for the award is measured based on the fair value of TWMI and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award's fair value during the requisite service period are recognized as compensation cost over that period.

In 2018 prior to the IPO, Markets made a special award of options to management and other employees. Each option award vests one half based solely on the passage of time and one half only if the Company achieves certain performance targets. The time vesting portion of the options has a four-year graded vesting schedule, with accelerated vesting for time-based options with vesting dates of January 1, 2021 and 2022 upon the completion of an initial public offering.

In accounting for the options issued under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. These options are exercisable only any time following the closing of an initial public offering or during a 15 day period following a change in control of Markets (and certain other sales of equity by Market's shareholders). Costs related to these options are recognized as an expense over the requisite service period, when exercisability is considered probable.

The fair value of the options is calculated on the grant date using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date did not reflect changes that would have occurred to these assumptions as a result of TWMI's IPO. TWMI and Markets allocates to the Company compensation expense relating to cash-

settled PRSUs, equity-settled PRSUs and option awards granted to employees of the Company.

## 12. Net Capital Requirements

The Company is a registered broker-dealer and a registered introducing broker and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission, FINRA, and CFTC wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. The Company is required to maintain defined minimum net capital of the greater of $150,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

The Company's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of December 31, 2019:

| | | |
|---|---|---|
| Net capital, as defined | $ | 53,224,980 |
| Minimum net capital required | $ | 1,945,643 |
| Net capital in excess of mninimum requirement | $ | 51,279,337 |
| Net capital greater than 10% of aggregate indebtedness | $ | 50,306,517 |
| Total aggregate indebtedness | $ | 29,184,634 |
| Ratio of aggregate indebtedness to net capital | | 0.55 to 1 |

## 13. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

## 14. Related Party Transactions

Under a service agreement between the Company and Tradeweb Markets LLC ("Markets"), Markets provides the Company with certain legal, financial, tax, accounting, human

resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

Under a service agreement between the Company and DW SEF LLC, the Company provides DW SEF with certain receipt collection, payroll, benefits and administrative services relating to DW SEF's business. Fees on the agreement are based on actual costs incurred by the Company. On a monthly basis, the Company settles the net receivable or payable with DW SEF LLC via Receivables from and Payable to parent and affiliates. Receivables from and Payable to parent and affiliates balances with other Markets' entities are settled in the same manner.

## 15. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through March 17 2020, the date that the Company's financial statements were issued.